

December 17, 2013

Via E-mail
Mr. Russell Hoffman
Chief Operating Officer
Orange Capital, LLC
1370 Avenue of the Americas, 23rd Floor
New York, New York 10019

> **Re:** **Strategic Hotels & Resorts, Inc.**
> **Preliminary Soliciting Material on Schedule 14A**
> **Filed by Orange Capital, LLC et al.**
> **Filed November 20, 2013**
> **File No. 001-32223**

Dear Mr. Hoffman:

We have reviewed your filing and response dated December 6, 2013 and have the following comment.

Exhibit 2

1. We note your response to prior comment 1, in particular as it relates to the statement that "We believe the Company has a high cost of capital relative to others we view as acquirers of luxury real estate assets, … implying the Company's assets are likely worth more to others than in the public markets." Your response does not appear to provide support for this statement, other than to list a number of transactions in which other entities paid more per "key" for properties than the company appears to have paid for Essex House. Please provide a basis for the quoted view.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Kristin P. Poole, Esq.
        Schulte Roth & Zabel LLP